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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

VECTOR GROUP LTD.
(Name of Issuer)
COMMON STOCK, $.10 PAR VALUE
(Title of Class of Securities)
112525-10-0
(CUSIP Number)
Howard M. Lorber
100 S.E. Second Street
Miami, Florida 33131
(305)579-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	112525-10-0	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
HOWARD M. LORBER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		4,015,360 (includes 1,024,393 acquirable upon exercise of options)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,015,360 (includes 1,024,393 acquirable upon exercise of options)

WITH	10	SHARED DISPOSITIVE POWER:

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,015,360 (includes 1,024,393 acquirable upon exercise of options)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

PRELIMINARY STATEMENT:
          This Amendment No. 7 amends the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission on May 3, 2000, as previously amended (the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the 5% stock dividends paid to stockholders of the Company on September 30, 1999, September 28, 2000, September 28, 2001, September 27, 2002, September 29, 2003, September 29, 2004 and September 29, 2005.

ITEM 3.	Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is hereby amended to add the following:
     The amount paid by Mr. Lorber ($8,855,000) in connection with his purchase of shares of Common Stock on January 30, 2006 was provided from his personal funds and by the borrowing of $3,700,000 under a line of credit with Citibank, N.A., bearing interest at a rate of LIBOR plus one percent.

ITEM 4.	Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended to add the following:
     See the information set forth under Item 5(c) of the Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended as follows:
     (a) As of January 30, 2006, Mr. Lorber is the beneficial owner of, in the aggregate, 4,015,360 shares of Common Stock, which constituted approximately 7.9% of the 49,865,936 shares of Common Stock outstanding as of January 30, 2006, as adjusted for the 1,024,393 shares of Common Stock acquirable by Mr. Lorber upon exercise of currently exercisable options. Mr. Lorber’s beneficial ownership includes the 1,024,393 options for Common Stock, granted to Mr. Lorber pursuant to the option agreements referred to in Item 4 of Amendment No. 6 to the Schedule 13D and in Item 6 of Amendment No. 1 to the Schedule 13D.
     (b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 1,108,296 shares of Common Stock held directly by Mr. Lorber, (ii) 1,817,872 shares of Common Stock held by Lorber Epsilon 1999 Limited Partnership, a Delaware limited partnership, (iii) 64,800 shares of Common Stock held by Lorber Alpha II Limited Partnership, a Nevada limited partnership, and (iv) 1,024,393 shares of Common Stock acquirable by Mr. Lorber upon exercise of currently exercisable options. Lorber Epsilon 1999 LLC, a Delaware limited liability company, is the general partner of Lorber Epsilon 1999 Limited Partnership. Lorber Alpha II Limited Partnership is the sole member of, and Mr. Lorber is the manager of, Lorber Epsilon 1999 LLC. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of Lorber Alpha II, Inc.
          Mr. Lorber disclaims beneficial ownership of 11,910 shares of Common Stock held by Lorber Charitable Fund. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

     (c) On January 30, 2006, Lorber Epsilon 1999 Limited Partnership purchased 500,000 shares of Common Stock in a private transaction for $17.71 per share.
     (d) Subject to the vesting provisions of the restricted stock award to him discussed in Item 6 of Amendments No. 4 and No. 5 to the Schedule 13D, no person other than Mr. Lorber has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by him.
     (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          On January 30, 2006, Lorber Epsilon 1999 Limited Partnership entered into a Purchase Agreement among the Company, LeBow Gamma Limited Partnership, LeBow Family Irrevocable Trust and the other purchasers named therein, whereby Lorber Epsilon 1999 Limited Partnership purchased 500,000 shares of Common Stock for $17.71 per share in a private transaction. A copy of the Purchase Agreement is attached as Exhibit P hereto.
          Mr. Lorber is subject to restrictions on the sale or transfer of the shares beneficially owned by him pursuant to the short-swing profit rule set forth in Section 16(b) of the Securities Exchange Act of 1934, as amended.

ITEM 7.	Material To Be Filed as Exhibits.

	Exhibit P:	Purchase Agreement, dated January 30, 2006, among the Company, Lorber Epsilon 1999 Limited Partnership and LeBow Gamma Limited Partnership.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2006

	By:	/s/ Howard M. Lorber

Name: Howard M. Lorber

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